Filed by Occidental Petroleum Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

 April 24, 2019  Occidental Proposal to Acquire Anadarko

Cautionary Statements  Forward-Looking Statements Any statements in this presentation about Occidental Petroleum Corporation’s (“Occidental”) expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko Petroleum Corporation (“Anadarko”), benefits and synergies of the proposed transaction and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: global commodity pricing fluctuations; changes in supply and demand for Occidental’s products; higher-than-expected costs; the regulatory approval environment; not successfully completing, or any material delay of, field developments, expansion projects, capital expenditures, efficiency projects, acquisitions or dispositions; technological developments; uncertainties about the estimated quantities of oil and natural gas reserves; lower-than-expected production from operations, development projects or acquisitions; exploration risks; general economic slowdowns domestically or internationally; political conditions and events; liability under environmental regulations including remedial actions; litigation; disruption or interruption of production or manufacturing or facility damage due to accidents, chemical releases, labor unrest, weather, natural disasters, cyber-attacks or insurgent activity; and failures in risk management. Such factors also include the ultimate outcome of any possible transaction between Occidental and Anadarko, including the possibility that Anadarko will reject the proposed transaction with Occidental or that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Anadarko will cooperate with Occidental regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including the receipt of Anadarko stockholder approval and Occidental stockholder approval; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected. Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”). Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this presentation and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

Cautionary Statements No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It This presentation relates to a proposal which Occidental has made for an acquisition of Anadarko. In furtherance of this proposal and subject to future developments, Occidental (and, if a negotiated transaction is agreed, Anadarko) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This presentation is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Occidental and/or Anadarko may file with the SEC in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Occidental and/or Anadarko, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Occidental free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental (if and when available) will also be made available free of charge by accessing Occidental’s website at www.oxy.com. Participants This presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Occidental and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Cautionary Statements Use of non-GAAP Financial Information This presentation includes non-GAAP financial measures. Where available, reconciliations to comparable GAAP financial measures can be found on Occidental's website at www.oxy.com. Occidental is unable to provide a reconciliation of non-GAAP financial measures contained in this presentation that are presented on a forward-looking basis because Occidental is unable, without unreasonable efforts, to estimate and quantify the most directly comparable GAAP components, largely because predicting future operating results is subject to many factors outside of Occidental's control and not readily predictable and that are not part of Occidental's routine operating activities, including various domestic and international economic, regulatory, political and legal factors. Cautionary Note to U.S. Investors The Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. Any reserve estimates provided in this presentation that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC’s latest reserve reporting guidelines. U.S. investors are urged to consider closely the oil and gas disclosures in our 2018 Form 10-K and other reports and filings with the SEC. Copies are available from the SEC and through our website, www.oxy.com

Compelling Strategic & Financial Merits Highly accretive to CFPS and Free CFPS after dividends $3.5 B free cash flow improvements through synergies and capital reduction $10-15 B of planned portfolio optimization and free cash flow support rapid deleveraging Oxy’s shale, Enhanced Oil Recovery (EOR), and major project expertise applied across complementary asset base Oxy has operated in over 40 countries, most U.S. basins, Colorado, and the Gulf of Mexico in the last 30 years Completely aligned with Oxy’s dividend + growth strategy Moderating growth to 5% across a more diverse high return portfolio greatly enhances free cash generation and security Cash Flow Per Share calculated as cash flow from operations before working capital, less distributions attributable to non-controlling interest, divided by total diluted shares outstanding. Free Cash Flow Per Share calculated as cash flow from operations before working capital, less distributions attributable to non-controlling interest, capex and dividends, divided by total diluted shares outstanding.

Proposal Details Structure and Consideration Oxy proposal to acquire Anadarko for $76.00 per share –$38.00 cash and 0.6094 Oxy shares per Anadarko share –Equity purchase price of $38 B –Total transaction value of $57 B (including Western Midstream debt and non-controlling interest) Offer price in line with Anadarko 52-week high and Oxy offers made in 2018 and 2019 Pro Forma Ownership 71 % legacy Oxy shareholders 29 % legacy Anadarko shareholders Financing Oxy will issue approximately 309 MM shares to Anadarko shareholders Committed financing in place for cash requirement of transaction $10-15 B of planned asset sales in the next 12 – 24 months

# Oxy & Anadarko:

# Creating A High Return Cash Generating Energy Company

| Substantial Scale | Industry-Leading Returns | Disciplined Growth |
|---|---|---|
| **>$100 B** <br> **Enterprise Value** <br> Attractive mix of U.S. unconventional, global conventional, midstream and Chemical assets | **20%+ 2021 PF CROCE[(1)]** <br> Strong mix of stable free cash flow, world-class growth, and best in class assets | **$3.12/share** <br> **Growing Dividend** and <br> **5%** <br> Full-cycle **production growth** with **low breakevens** |

| Best-In-Class Assets | Significant Synergies | Balance Sheet Strength |
|---|---|---|
| Global Scale / Best Basins <br> **~1.4 MMboe/d[(2)]** | **$2.0 B** <br> Annual Synergies PLUS <br> **$1.5 B** <br> Annual Capital Reduction | Committed to maintaining strong <br> **Investment Grade** <br> credit ratings |

**Highly Accretive to CFPS and Free CFPS after Dividends**

Note: CROCE calculated as Net Income + After Tax Interest Expense + DD&A divided by Average Capital Employed
(1) Assumes $60/bbl WTI, $65/bbl Brent, $3.00/MMBtu HHUB.
(2) Based on Q4 2018 production.

7

Premier, Complementary Global Asset Portfolio  #1 Producer in the Permian #1 in CO2 EOR Projects #1 Producer in the DJ Basin  #1 Producer in the Uinta Basin  #1 Independent Producer in Oman #2 Producer in Ghana #4 Producer in Gulf of Mexico Leading Positions in Algeria and Colombia Top 3 Producer of PVC, Chlorine, and Caustic Soda Leading International Midstream Assets and MLP Major Projects Expertise – Al Hosn, Dolphin, Mukhaizna, Ingleside Cracker and Terminal

7 Oman 30 year production history in Oman 8 Qatar 2nd Largest Oil Producer in Offshore Qatar 9 UAE 30 Year Joint Venture with ADNOC 10 Colombia Llanos Norte Basin and Magdalena Basin PermianQ4 Oxy: 406 Mboe/d Uinta Basin Q4 2018 Production: 42 Mboe/d Other US (Prod.) Q4 2018 Production: 16Mboe/d DJ Basin Qr 2018 Production: 272 Mboe/d PRB Emerging Resource Play Gulf of Mexico Q4 2018 Production: 142 Mboe/d Offshore Col. South American deepwater exploration Mozambique Industry-leading project in Mozambique LNG Ghana Jubilee and TEN offshore developments El Mark CPF Ourhoud CPF and HBS CPF Q4 2018A Production (Mboe/d)Combined Company Anadarko 700 701 1,401 Permian Other US International

Enhances Oxy as The Leading Operator in the Permian Combined Permian Position Delaware Position Spans Entire Basin Source: Production data sourced from public filings. (1) Source: IHS Enerdeq as of 4/17/2019, horizontals with 6 months oil production available since September 2017 and laterals >500 ft (2) EGN acquisition closed on November 29, 2018. Includes two months of contribution from stand-alone EGN production, one month of contribution from Ajax production, and one month of contribution from recenttack-on acquisitions. (3) 2018A production Current Permian Net Productions (Mboe/d) Adds thousands of drilling locations in “Core of the Core” Delaware Basin Oxy drilled 4% of the wells in the Permian, but accounts for 23 of the top 100 wells on a six-month cumulative oil production basis(1) Combined experience, technology and logistics expected to optimize costs, productivity and profitability EOR technology transfer to enhance value of shale The Permian business would be FCF positive at current prices

Significant Identified Synergies with Potential Upside Expected Pre-Tax Annual Synergies and Capital Reduction ($ B) $0.5 Domestic Capital and Operating Efficiency $0.6 Procurement & Supply Chain $0.9 General Overhead & Corporate $1.5 Combined Growth Capital Reduction $3.5 Capital Synergies: $0.9 B Opex/G&A Synergies: $1.1 B Capital Reduction: $1.5 B Domestic Capital and Operating Efficiency Transition to full, efficient development mode Over 10% anticipated improvement in Domestic drilling & completion costs Estimate above does not include improved productivity through joint expertise Procurement & Supply Chain Integration and optimization of supply chain functions on a global platform Expected savings of 5% of combined annual capital and operating expenditures General Overhead & Corporate Reduction in G&A and consolidation of corporate functions Single corporate governance & management team Application of combined company best practices and experience to all business units Oxy has identified $2 B / year of primary synergies plus $1.5 B / year of capital reduction

Top 100 Permian Basin Wells 6 Month Cumulative Oil Top 100 Wells Oxy has 23% of the Best Wells, While Only Drilling 4% of Total Permian Wells Basin Leading Wells with Less Proppant Competitors use 27% more Proppant: >$500 M Incremental Cost per Well and Increased Parent/Child Risk Competitors use an  average of 27% more  proppant/ft than Oxy Source: IHS Enerdeq as of 4/17/2019, horizontals with 6 months oil production available since September 2017 and laterals >500 ft Total Permian wells drilled during time-frame = 4,463

# Permian Expertise Applied Worldwide


15,000 ft
NATIH A
NATIH C
NATIH D
SHUAIBA
GHARIF
not to scale

**Oman Example: Increased from 5 productive horizons to ~17 producing and appraisal horizons**

Subsurface Characterization Expertise

- Apply learnings from U.S. Permian unconventional business
- Awarded new blocks as a result of operational excellence
- Leveraged 2,600 square miles of recently acquired 3D seismic
  - > Enhanced regional understanding calibrated with extensive well database
  - > De-risk exploration of deeper horizons
- Development planning and infrastructure optimization improves returns


15,000 ft
ARUMA
NATIH A
NATIH B UNC
NATIH C
NATIH D
NATIH E
SHUAIBA
LEKHWAIR
HABSHAN
DHRUMA
JILH
KHUFF / KAHMAH (K)
GHARIF
AMIN
THULEILAT
AL SHOMOU
MASIRAH BAY
not to scale

★ Proven Economic ★ Under Evaluation

13

# Delivering Value

- Continued commitment to return of capital through growing dividend and share repurchases
- Debt reduction via portfolio optimization and free cash flow
- Deliver 5% production growth

## Pro Forma Per Share Accretion[1]


2020
+15%
>4X
CFPS(2)
Capex(2)
Dividend
Free CFPS
2021
+25%
>10X
CFPS(2)
Capex(2)
Dividend
Free CFPS

- Cash flow accretive in first year
- Current annualized cash flow increases ~$270 MM per $1.00 / bbl increase in oil prices

(1) Stand alone figures based on FactSet consensus estimates and pro forma based on company estimates at $60 WTI, $65 Brent, and $3.00 Henry Hub.
(2) Assumes $1.0 B and $2.0 B of total synergies in 2020 and 2021, respectively. Also assumes capital reduction of $1.5 B in 2020 and 2021.

Note: Cash Flow Per Share calculated as cash flow from operations before working capital, less distributions attributable to non-controlling interest, divided by total diluted shares outstanding.

Note: Free Cash Flow Per Share calculated as cash flow from operations before working capital, less distributions attributable to non-controlling interest, capex and dividends, divided by total diluted shares outstanding.

14

       15    Appendix –  World Class Upstream, Midstream, Chemicals, and Low Carbon Businesses

$0.00  $0.50  $1.00  $1.50  $2.00  $2.50  $3.00  $3.50  2,5002,0001,5001,000500-  4,000  2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018        Oxy Consistently Returns Capital to Shareholders  Dividends $ MM Share Repurchases $ MM Dividends per Share $Note: 2013 dividend total adjusted to reflect that 1Q13 dividend was paid in 4Q12  $ MM Returned to Shareholders  Dividend Sustainable at $40 WTI  5,000 4,500   3,500 3,000   Consecutive Dividend Growth Since 2002 - 12% CAGR$33 B of Total Capital Returned Since 2002Over 70% of Market Capitalization Returned to ShareholdersStrong Balance Sheet  13% Annualized TSR since 2002  Dividends per Share

# Oxy's Complex, Major Project Capability

Industry-leading execution performance

Compared to industry average of >20% capital overruns and 9 months delay

## Recent Major Projects Delivered On-time and On-budget



### Domestic Projects

- Ingleside, TX – Ethylene Cracker
- Ingleside, TX – Oil Terminal
- Geismar, LA – 4CPe Plant

### International Projects

- UAE – Al Hosn Gas
- Oman – Block 62 Gas Plant

17

# DJ Basin – Free Cash Flow *and* Growth Potential

## Leading Position in the DJ Basin


DJ DEVELOPMENT AREA
400,000+ net acres
Oil Treating Online
~155
MBOPD
Gas Processing
1.5+
Bcf/d[3]
Latham I Plant
Online by
Mid-Year 2019
WESTERN MIDSTREAM OWNED INFRASTRUCTURE
APC Acreage
APC Mineral Interest
Pipelines (Oil and Gas)
Oil Treating Facility
Gas Plant

- 250+ Mboepd of production
- Additional NPV uplift from mineral interest ownership
- 10+ years of remaining undrilled inventory
- Integrated value chain via Western Gas midstream assets
- Acreage primarily located in producer friendly areas

Source: Anadarko April 2019 Investor Book

18

Gulf of Mexico – Stable Free Cash Flow  Gulf of Mexico Position Significant cash flow generation Infrastructure in place allows for ample tie-back opportunitiesThree year outlook for production 140 Mboe/dRate of Return and breakeven competitive with best U.S. onshore wells Source: Anadarko April 2019 Investor Book

# International Portfolio



## Middle East

- Strong performance record and technical expertise
- Recently awarded onshore Blocks 72, 51 and 65 in Oman (3.7 MM gross acres)
- Recently awarded onshore Block ON-3 in Abu Dhabi (1.5 MM gross acres)

## Colombia

- High margin opportunities
- Acquired six blocks totaling 2 MM gross acres and 700 MMboe of resources in November 2018

## Ghana(1)

- High margin offshore oil development from TEN and Jubilee fields

## Algeria(1)

- PSA with Sonatrach, Eni and Maersk Oil in Blocks 404A and 208

**Diversified, Stable Production - Production of 390+ Mboe/d**

**Large Scale LNG Project Underway in Mozambique**

1) Source: Anadarko April 2019 Investor Book

20

# Large Scale LNG Project: Mozambique

## Mozambique LNG Progressing Towards FID



IN PROGRESS
LEGAL & CONTRACTUAL FRAMEWORK
DEVELOPMENT PLAN APPROVED[1]
OFFTAKE AGREEMENTS ~9.5 MTPA
ONSHORE SITE PREPARATION
PROJECT FINANCING
FID
Anticipated 1H2019
SPAs (MTPA)[2]
EXECUTED
Pertamina 1.0
Bharat 1.0
Tokyo Gas & Centrica 2.6
Shell 2.0
CNOOC 1.5
EdF 1.2
Tohoku 0.3
Pre-FID 2019 Capital
$200MM
Post-FID Capital
~2/3 Project Financed
[1] Initial Golfinho/Atum two-train development
[2] All numbers are approximate
Note: See Glossary for formal names of companies with executed SPAs

- Total Five-Year Net Investment(1) is ~$2.0 – $2.5 B
- Net Recoverable Resource 750 MMboe
- Liquification Capacity of 12.88 MTPA
- Competitive Onshore Costs of $600/tonne

OXY

Source: Anadarko April 2019 Investor Book

(1) Total five-year net investment is post-FID and net of expected project finance drawdowns

21

# OxyChem: Market Leading Position

## OxyChem at a Glance

- Major global exporter of all core products
- Top tier global producer in every product produced
  - > Largest merchant caustic soda seller in the world
  - > Largest VCM exporter in the world
  - > 2nd largest chlor-alkali producer in the world
  - > Largest caustic potash producer in the world
- Recent growth projects delivered on time and on budget, increasing earnings base
- Only 4 time winner of the American Chemistry Councils Sustained Excellence Award

OxyChem Pre-Tax Earnings (EBIT)[1]



1500
1000
500
0
$ MM
2010
2011
2012
2013
2014
2015
2016
2017
2018

## Earnings Highlights

- Positive cash flow generation throughout cycle
- Integrated assets capture benefits of favorable market conditions
- Global export portfolio leverages low domestic natural gas prices

## Market Overview

- Caustic soda supply-demand balance is favorable
- No major global capacity expansions
- Core caustic demand driven by Aluminum and Pulp and Paper
- PVC demand continues to improve as global population expands

4CPe Plant

[1] OxyChem pre-tax earnings excluding special items

22

Cushing  Wamsutter Pipeline  Saddlehorn Pipeline  Panola Pipeline  Delaware Basin  DJ Basin  Lea  Loving  Eddy  W in  W ard  Reeves  Culberson Improving Rock & Fluid Quality 10 miles  NEW MEXICO TEXAS Gas Plant Anadarko Acreage Oil Treating Facility Pipeline (Oil, Gas and Water) Domestic: Permian EOR infrastructure including 13 processing plantsElectric power co-generation plantsPlains GP Holdings equity interest~670 Mbbl/d Midland to Gulf Coastoil capacity in 2019E/2020E~450 Mbbl/d of oil capacity rights for Ingleside export terminal through 2030 with extension possibleInternational:Dolphin natural gas pipeline originating in QatarAl Hosn ultra sour gas processing plant in the UAE  Houston/Mt. Belvieu  Leading Midstream Assets and MLP  Source: Western Gas November 8th, 2018 Simplification Transaction Presentation and Western Gas 2018 10-K  Selected Domestic Asset Overview  Oxy Midstream & Marketing    Corpus Christi      Multiple takeaway options ~$600 MM of distributions from ownedMLP unitsTexas/New Mexico:Gathering PipelinesCrude treatingWater gathering pipelines and SWD wellsGas processingRockies:Gathering PipelinesTreating and stabilization Gas Processing Other:Saddlehorn PipelinePennsylvania Gathering  Western Midstream Uplift from combined Midstream efforts in the Delaware and Marketing on the Gulf Coast

# Scale and Expertise to Lead Energy into a Low Carbon Future

## Original Low Carbon Ventures Strategy

- Leverage Oxy's $CO_2$ enhanced EOR infrastructure and expertise for economic and social benefit
- Sequestration of anthropogenic $CO_2$ in oil reservoirs incentivized by 45Q tax credits
- Lower carbon footprint by utilizing renewable power sources
- Member Oil and Gas Climate Initiative

## Transaction Expands Mission

- Apply Oxy's Low Carbon Strategy to Anadarko's asset base
- Scale of combined company allows strategy acceleration
- Provide energy with lower carbon footprint
- Improve economics and extend oil reserve potential with unconventional EOR
- Expand utility of Tankless Facilities





24

25    Appendix –  Permian Performance Enhancement Potential not Captured in Synergies

0  50  100  150  200  250  0  180  Oxy Permian Resources Hz Unconventional Well Performance  Continuous Improvement in Permian Resources Well Performance  Subsurface Characterization Data AnalyticsInnovative WellDesignsOxy Drilling DynamicsOptimal Development Planning  2015  2016  2017  2018  147% Improvement since 201525% Improvement from 2017 to 2018  Note: Data includes all horizontal Permian unconventional wells online in each year.  Cumulative Mboe  90Days

 27    Oxy’s Play Leading Delaware Basin Performance  Source: IHS Enerdeq as of 4/17/2019, horizontals with 6 months oil production available since September 2017 and laterals >500 ft  Average 6 Month Cumulative Oil by Operator  Oxy’s Subsurface Knowledge, Data Analytics and Execution Drive Basin Leading ResultsTop Delaware Basin Operator74% better 6 month production than APC                                        200  40  60  80  100  120  140  160  OXYXEC XOM CXO DVN FANG EOG NBL PDC CDEV WPX RDS PE REN CVX APC MPC APA  Cumulative Mbo

 28    Appendix –  Other

 29              1,401  700  579  Major Average  PF Oxy  Oxy  Top 10 Independent Average  Based on select Wall Street Research, Factset consensus and management estimates. Analysis assumes run-ratesynergies of $2.0 B and capital expenditure reduction of $1.5 B.Includes incremental transaction interest.  Unique Scale and Industry Leading Returns  Source: Public filings and FactSet.Note: CROCE calculated as Net Income + After Tax Interest Expense + DD&A divided by Average Capital Employed. Note: Free Cash Flow Yield calculated as CFFO less capex divided by market capitalization.Note: Majors include XOM, BP, TOT, CVX and RDS.            4.9% 38.0% 58.0% 30.3%3,277% Permian of Current Production  Current Production (Mboe/d)  2021E Free Cash Flow Yield(1)(2)  2021E CROCE(1)  Current Dividend Yield            5%  5%  5%  2%  PF Oxy Oxy Major Average  Top 10 Independent Average            10%  8%  5%  4%          23%  22%  18%  PF Oxy  Major Average  Oxy  Top 10 Independent  Top 10 Independent  PF Oxy  Major Average        Average  Average